FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated August 4, 2011 regarding comments on today’s article

2.	Press release dated August 4, 2011 regarding absorption-type company split agreements on transfer of hydroelectric power generation system operations between Hitachi, Mitsubishi Electric and Mitsubishi Heavy Industries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date August 4, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Comments on Today’s Article

Tokyo, August 4, 2011 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) commented on today’s news article regarding business integration between Hitachi and Mitsubishi Heavy Industries, Ltd. as follows;

“The article is not based on a fact.”

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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Hitachi, Ltd.
Mitsubishi Electric Corporation
Mitsubishi Heavy Industries, Ltd.

Hitachi, Mitsubishi Electric and Mitsubishi Heavy Industries

Sign Absorption-type Company Split Agreements on Transfer of

Hydroelectric Power Generation System Operations to HM Hydro

Tokyo, August 4, 2011 – As previously announced on March 30, 2011, Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”), Mitsubishi Electric Corporation (TSE: 6503, “Mitsubishi Electric”) and Mitsubishi Heavy Industries, Ltd. (TSE: 7011, “MHI”) entered into a basic agreement calling for the three companies to consolidate their hydroelectric power generation system operations by way of simplified absorption-type company splits of their respective operations and the transfer of those operations to HM Hydro, Ltd. (“HM Hydro”), a Hitachi subsidiary. Effective today, the three companies have formally decided to authorize their respective splits. Because the resulting declines in gross assets at the three companies correspond in each case to less than 10% of the company’s net assets as of the close of the most recent fiscal year, and because the resulting declines in sales at each of the three companies are projected in each case to correspond to less than 3% of the company’s net sales in the most recent fiscal year, some items and contents of disclosure have been omitted from this notification.

Objective

In the coming years, hydroelectric power generation is expected to attract continuous demand as a clean renewable energy contributing toward the realization of a low-carbon society. In Japan, while the number of projects in planning to build large-scale new plants has been decreasing, demand is expected to remain solid for renovation and preventive maintenance of existing power generation facilities and for upgrading of power generation capacity. In overseas markets, vigorous and sustained demand is anticipated in such countries as China, where large-scale electric power development projects leveraging that nation’s abundant water resources are in progress, as well as in Latin America and India. For Japanese manufacturers the business environment continues to be severe, however, due to competition against European manufacturers and expansion into overseas markets by Chinese manufacturers.

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Against this backdrop, Hitachi, Mitsubishi Electric and MHI reached a common recognition that the most effective means to strengthen and expand related business would be to pool their respective operating resources and engage jointly in hydroelectric power generation system operations by way of company splits.

Outline of Company Splits

1. Schedule

Date of approval of company absorption-type split agreements: August 4, 2011

Date of signing of company absorption-type split agreements: August 4, 2011

Effective date: October 1, 2011 (subject to change)

Note: The company splits concerned are deemed to be simplified absorption-type company splits pursuant to Article 784, Paragraph 3 of the Companies Act of Japan. As such, Hitachi, Mitsubishi Electric and MHI can proceed without convening shareholders’ meetings to seek approval for their respective absorption-type company split agreements.

2. Split Method

Hitachi, Mitsubishi Electric and MHI will transfer their respective operations to HM Hydro by way of simplified absorption-type splits.

3. Allocation of Shares*

At the time the company splits take effect, HM Hydro will issue a total of 72,000 shares of stock to be allocated as follows: 32,160 shares to Hitachi, 23,920 shares to Mitsubishi Electric, and 15,920 shares to MHI.

4. Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights

a.	Obligations based on Hitachi’s bonds with stock acquisition rights will not be transferred to or taken over by HM Hydro. Hitachi has not issued any stock acquisition rights.

b.	Mitsubishi Electric has issued neither stock acquisition rights nor bonds with stock acquisition rights.

c.	Obligations based on MHI’s stock acquisition rights will not be transferred to or taken over by HM Hydro. MHI has not issued any bonds with stock acquisition rights.

5. Capitalization Changes accompanying Company Splits

The company splits will result in no reductions in either capitalization or capital reserve at Hitachi, Mitsubishi Electric or MHI.

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6. Succession of Rights and Obligations

In principle HM Hydro will succeed to all rights and obligations of Hitachi, Mitsubishi Electric and MHI pertaining to the property, intellectual property and other rights, obligations and the statuses under contract affecting the operations relating to the company splits. Succession by HM Hydro of the respective obligations of Hitachi, Mitsubishi Electric and MHI will be carried out entirely through assumption of obligations with release from liability. However, in the case of monetary obligations, such debts will be assumed with concomitant assumption of liabilities.

7. Prospect on Fulfillment of Obligations

All parties to the company splits judge that there should be no problems in fulfilling all obligations that should be borne by Hitachi, Mitsubishi Electric, MHI and HM Hydro.

* View behind Calculation of Share Allocations

The allocations of shares arising from the company splits were decided as follows. First, the projected values of the affected operations of Hitachi, Mitsubishi Electric and MHI as of September 30, 2011 were calculated using the discounted cash flow (DCF) method. Next, based on those respective values and the assessed values of the assets of the three companies to be transferred to HM Hydro, the parties concerned discussed the matter and, in consideration of the total number of shares to be issued by HM Hydro, arrived at the respective share allocations noted.

Corporate Profiles

Outline of Splitting Companies (as of March 31, 2011)

Hitachi, Ltd.

1. Scope of business (consolidated):

Development, manufacture and sales of products and provision of services across 11 segments: Information & Telecommunication Systems, Power Systems, Social Infrastructure & Industrial Systems, Electronic Systems & Equipment, Construction Machinery, High Functional Materials & Components, Automotive Systems, Components & Devices, Digital Media & Consumer Products, Financial Services, Others

2. Establishment: February 1, 1920

3. Headquarters: 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

4. President: Hiroaki Nakanishi

5. Capital: 409,129 million yen

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6. Shares: 4,520,144,964

7. Total equity: 2,441,389 million yen (consolidated)

8. Hitachi, Ltd. stockholders’ equity per share: 318.73 yen (consolidated)

9. Total assets: 9,185,629 million yen (consolidated)

10. Close of fiscal year: March 31

11. Principal shareholders and their holdings:

The Master Trust Bank of Japan, Ltd. (Trust Account): 6.4%

Japan Trustee Services Bank, Ltd. (Trust Account): 6.1%

State Street Bank and Trust Company 505224: 3.2%

12. Revenues: 9,315,807 million yen (consolidated)

13. Operating income: 444,508 million yen (consolidated)

14. Income before income taxes: 432,201 million yen (consolidated)

15. Net income attributable to Hitachi, Ltd.: 238,869 million yen (consolidated)

16. Net income attributable to Hitachi, Ltd. stockholders per share: 52.89 yen (consolidated)

Mitsubishi Electric Corporation

1. Scope of business (consolidated):

Development, production, marketing and servicing of energy and electric systems, industrial automation systems, information & communication systems, electronic devices, home appliances, etc.

2. Establishment: January 15, 1921

3. Headquarters: 2-7-3, Marunouchi, Chiyoda-ku, Tokyo

4. President & CEO: Kenichiro Yamanishi

5. Capital: 175,820 million yen

6. Shares: 2,147,201,551

7. Total equity: 1,109,025 million yen (consolidated)

8. Stockholders’ equity per share: 489.23 yen (consolidated)

9. Total assets: 3,332,679 million yen (consolidated)

10. Close of fiscal year: March 31

11. Principal shareholders and their holdings:

The Master Trust Bank of Japan, Ltd. (Trust Account): 8.4%

State Street Bank and Trust Company: 5.4%

Japan Trustee Services Bank, Ltd. (Trust Account): 5.0%

12. Net sales: 3,645,331 million yen (consolidated)

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13. Operating income: 233,761 million yen (consolidated)

14. Income before income taxes: 210,237 million yen (consolidated)

15. Net income attributable to Mitsubishi Electric: 124,525 million yen (consolidated)

16. Basic net income per share attributable to Mitsubishi Electric: 58.00 yen (consolidated)

Mitsubishi Heavy Industries, Ltd.

1. Scope of business (consolidated):

Manufacture, etc. in the fields of shipbuilding & ocean development, power systems, machinery & steel structures, aerospace, general machinery & special vehicles, etc.

2. Establishment: January 11, 1950

3. Headquarters: 16-5, Konan 2-chome, Minato-ku, Tokyo

4. President: Hideaki Omiya

5. Capital: 265,608 million yen

6. Shares: 3,373,647,813

7. Net assets: 1,312,678 million yen (consolidated)

8. Net assets per share: 376.17 yen (consolidated)

9. Total assets: 3,989,001 million yen (consolidated)

10. Close of fiscal year: March 31

11. Principal shareholders and their holdings:

Japan Trustee Services Bank, Ltd. (Trust Account): 5.0%

The Master Trust Bank of Japan, Ltd. (Trust Account): 4.2%

The Nomura Trust and Banking Co., Ltd. (holder in retirement benefit trust for The Bank of Tokyo-Mitsubishi UFJ, Ltd.): 3.7%

12. Total sales: 2,903,770 million yen (consolidated)

13. Operating income: 101,219 million yen (consolidated)

14. Ordinary income: 68,113 million yen (consolidated)

15. Net income: 30,117 million yen (consolidated)

16. Net income per share: 8.97 yen (consolidated)

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Outline of the Preparatory Company (as of May 2, 2011)

HM Hydro, Ltd.

1. Scope of business (non-consolidated):

Marketing, engineering, installation, construction and maintenance of hydropower generation systems; development and design of core components (water turbines, generators, etc.) of hydropower generation systems

2. Establishment: May 2, 2011

3. Headquarters: 18-13, 1-chome, Sotokanda, Chiyoda-ku, Tokyo

4. Representative: Tatsuhiro Uesako

5. Capital: 200 million yen

6. Shares: 8,000

7. Stockholders’ equity: 400 million yen (non-consolidated)

8. Stockholoders’ equity per share: 50,000.00 yen (non-consolidated)

9. Total assets: 400 million yen (non-consolidated)

10. Close of fiscal year: March 31

11. Principal shareholders and their holdings:

Hitachi: 98.0%

Mitsubishi Electric: 1.0%

MHI: 1.0%

Operations to be Transferred

Hitachi

1.	Marketing, installation, construction and maintenance pertaining to the water turbines, generators, and auxiliary controllers and other equipment and devices that comprise hydroelectric power generation facilities and equipment

2.	Hydroelectric power generation systems engineering

3.	Development and design of core components (water turbines, generators and auxiliary controllers, etc.) of hydroelectric power generation systems

Mitsubishi Electric

1.	Marketing, installation, construction and maintenance pertaining to the water turbines, generators and auxiliary controllers and other equipment and devices that comprise hydroelectric power generation facilities and equipment

2.	Hydroelectric power generation systems engineering

3.	Development and design of core components (generators and auxiliary controllers, etc.) of hydroelectric power generation systems

MHI

1.	Marketing, installation, construction and maintenance pertaining to the water turbines and auxiliary controllers and other equipment and devices that comprise hydroelectric power generation facilities and equipment

2.	Hydroelectric power generation systems engineering

3.	Development and design of core components (water turbines, etc.) of hydroelectric power generation systems

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Business Performance of Affected Operations (fiscal year ended March 31, 2011)

	Sales of affected business segments (a)	Total sales, all segments (consolidated) (b)	Percentage (a/b)

Hitachi	18,794 million yen	9,315,807 million yen	0.20%
Mitsubishi Electric	12,148 million yen	3,645,331 million yen	0.33%
MHI	3,849 million yen	2,903,770 million yen	0.13%

Assets and Liabilities of Affected Operations

	Assets	Liabilities

Hitachi	5,608 million yen	4,000 million yen
Mitsubishi Electric	2,806 million yen	1,610 million yen
MHI	2,526 million yen	1,730 million yen

Status after Company Splits

Following their respective company splits, Hitachi, Mitsubishi Electric and MHI will undergo no changes in corporate name, headquarters, representative, scope of business, capital or close of fiscal year.

Status of Succeeding Company after Transfers

1.	Corporate name: Name change to Hitachi Mitsubishi Hydro Corporation scheduled to take effect on October 1, 2011

2.	Headquarters: Minato-ku, Tokyo

3.	Representative: Tatsuhiro Uesako, Representative Director

4.	Scope of business:

Marketing, engineering, installation, construction and maintenance of hydropower generation systems; development and design of core components (water turbines, generators, etc.) of hydropower generation systems

5.	Capital: 2 billion yen

6.	Close of fiscal year: March 31

7.	Equity distribution: Hitachi 50%, Mitsubishi Electric 30%, MHI 20%

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Impact on Splitting Companies

The impact of the Company Split on the business results of Hitachi, Mitsubishi Electric and MHI is expected to be negligible.

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